Filed by Whitney Holding Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Whitney Holding Corporation.
SEC Registration Statement No.: 000-01026
A Natural Partnership December 22, 2010

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about companies' anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects the companies from unwarranted litigation if actual results are different from management expectations. This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act, and reflects management's current views and estimates of future economic circumstances, industry conditions, company performance, and financial results. These forward-looking statements are subject to a number of factors and un-certainties which could cause Hancock's, Whitney's or the combined company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements. Forward-looking statements speak only as of the date they are made and neither Hancock nor Whitney assumes any duty to update forward-looking statements. In addition to factors previously disclosed in Hancock's and Whitney's reports filed with the SEC and those identified elsewhere in this presentation, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: the possibility that the proposed trans-action does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our geographic presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which the companies operate; the ability to promptly and effectively integrate the businesses of Whitney and Hancock; reputational risks and the reaction of the companies' customers to the transaction; diversion of management time on merger-related issues; changes in asset quality and credit risk; the inability to sustain revenue and earnings; changes in interest rates and capital markets; inflation; customer acceptance of our products and services; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and federal and state banking regulators, and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Acts. ADDITIONAL INFORMATION ABOUT THE HANCOCK HOLDING COMPANY/WHITNEY HOLDING CORPORATION TRANSACTION Hancock Holding Company ("Hancock") and Whitney Holding Corporation ("Whitney") will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC's Web site (www.sec.gov). In addition, documents filed with the SEC by Hancock will be available free of charge from Paul D. Guichet, Investor Relations at (228) 563-6559. Documents filed with the SEC by Whitney will be available free of charge from Whitney by contacting Trisha Voltz Carlson at (504) 299-5208. The directors, executive officers, and certain other members of management and employees of Whitney are participants in the solicitation of proxies in favor of the merger from the shareholders of Whitney. Information about the directors and executive officers of Whitney is included in the proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 14, 2010. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. The directors, executive officers, and certain other members of management and employees of Hancock are participants in the solicitation of proxies in favor of the merger from the shareholders of Hancock. Information about the directors and executive officers of Hancock is included in the proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on February 17, 2010. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. 2 Safe Harbor Statement

Creating the Premier Gulf Coast Bank

Hancock Holding Company | Whitney

Strong Strategic Rationale

- Creates the Premier Gulf South Franchise
- Diversified Revenue Stream with Strong Earnings Momentum, Loyal Customer Base and Attractive Deposit Funding
- Employer of Choice, with Complimentary, Conservative Cultures
- Preserves Outstanding Brand Names
  - Whitney in Louisiana and Texas
  - Hancock in Other Markets

Attractive Returns

- Accretion: ~19% Run Rate Accretion
- IRR: ~18%
- Achievable Transaction Assumptions:
  - $134M Synergies
    - ~30% of 3Q'2010 Whitney Expense Base
    - ~18% of the 3Q'2010 Combined Expense Base
  - No Revenue Synergies Assumed

Low Risk

- ~6% Credit Mark on Whitney's Balance Sheet (in Addition to Previously Announced Bulk Sale)
- $200M Capital Raise
- Record of Disciplined Execution, Clear Accountability and Superior Operating Performance

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Implied Purchase Price (1) $15.48 per WTNY Share Fixed Exchange Ratio 0.418 Share of HBHC for each Share of WTNY Aggregate Purchase Price $1.5B Consideration 100% Stock Capital Intending to Raise ~$200M in Common Stock TARP Repayment Intend to Repay in Full at Closing; With Regulatory Authorization & Treasury Approval Dividend Maintain Hancock's $0.24 / Quarter Dividend Name Whitney Name to Continue in LA & TX Board Seats 5 Whitney Members to Join Hancock Board Approvals Regulatory & Shareholders Anticipated Closing Q2, 2011 Due Diligence Completed 4 Key Deal Terms Note: Based on Hancock closing price of $37.04 on December 21, 2010

5 Complementary Companies & Business Mix Hancock Whitney Loan Portfolio: Well Diversified, with 40% 1-4 Family and Consumer Strong and Growing Fee-based Businesses: Corporate Trust: #9 Ranked in the U.S. with >$7Bn of assets Insurance Brokerage Investment Services Loan Portfolio: Business Focus, with 37% C&I, and only 19% in 1-4 Family and Consumer Strategy Focused on Banking Business Owners Across Their Businesses, Personal Accounts, and Investment Management Needs Treasury Services Offering Drives Low-cost Deposits: 45bps Cost of Deposits in Most Recent Quarter

6 History of Recognition for Excellence BauerFinancial: Recommended as One of the Strongest, Safest U.S. Banks for 21 Consecutive Years Forbes: "100 Most Trustworthy Companies" in the United States American Bankers Association: Top 25 Banks U.S. Banker: Top 25 Financial Institutions Greenwich Associates: 6 Awards for Middle Market Compared to 2 for Next In- market Competitor 8 Awards for Small Business Compared to 1 for Next In- market Competitor J.D. Power and Associates Customer Satisfaction Survey: #1 Ranking in South Central Region Hancock Whitney

MS FL 10 10 10 12 4 LA LAKE CHARLES ALEXANDRIA LAFAYETTE HATTIESBURG GULFPORT MOBILE PENSACOLA TALLAHASSEE JACKSONVILLE MONTGOMERY BIRMINGHAM JACKSON PANAMA CITY BATON ROUGE TX NEW ORLEANS HOUSTON HOUMA AL Five State Footprint $20 Billion in Assets $16 Billion in Deposits $12 Billion in Loans 305 Branches 390 ATMs 5,000 Employees Strong Density: 71% of deposits in MSAs with top 3 position State Deposits Branches State Share Louisiana $8.7B 56% 146 10.5% Mississippi 3.0B 19 57 6.6 Florida 2.5B 16 65 0.6 Texas 0.7B 5 15 0.2 Alabama 0.7B 4 22 0.8 Well Positioned in Our Markets 7 Whitney

Top 8 MSAs Based on 2010 Deposit Rankings: 23% of Whitney Branches Within 1 Mile of a Hancock Branch MSA Deposits Branches MSA Share / Rank New Orleans $4.5B 29% 59 16.3% 2ND Baton Rouge 2.0B 13 42 13.1 3RD MS Gulf Coast 2.3B 15 46 50.0 1ST Houston 0.7B 5 15 0.5 N/A Pensacola 0.5B 3 10 9.2 4TH Houma 0.4B 3 8 10.7 3RD Mobile 0.4B 3 10 6.7 6TH Lafayette 0.4B 3 8 7.5 5TH Premier Franchise in the Gulf Markets We Know & Like 8

Hancock Holding Company

Financial Highlights

WHITNEY

Assumptions

- **Robust Capital**
  - Repay Whitney's $300M TARP Investment at Close
  - $200M Common Equity
  - 8.6% TCE/TA at Close
- **Synergies**
  - $134M pre-tax (~30% of Whitney Expenses and ~18% of Combined)
  - $175M pre-tax Restructuring Charge
  - No Revenue Synergies
- **Conservative Credit**
  - $447M Credit Mark

Returns

- **Accretion**
  - ~10% in 2012 at 80% Cost Savings Phase-in
  - ~19% in 2013 at Full Cost Savings Phase-in
- **Returns**
  - ~18% IRR
  - ~1.2% Sustainable ROAA

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Detail: 9/30/2010 Loan Mark Analysis (1) 10 Current Total Balance Mark % of $ B $ M Loans C&I 3.9 144 3.7% C&D 1.1 156 14.8% Other CRE 1.1 90 8.0% Residential Mortgage 1.0 41 4.2% Consumer 0.4 16 3.8% 7.5 447 6.0% Note: Sept. 30, 2010 balances, pro forma for bulk loan sale Total

Loans Loan Mark 12/31/07 Loans $7,586 Losses Through 9/30/10 433 Loss on Loan Sale 80 Mark on HFS 40 Remaining Mark 447 Total Losses 1,000 Total Cum. Losses 13.2% 3.0x Credit Reconciliation 11 7,454 7,734 (100) (180) 7,000 7,200 7,400 7,600 7,800 8,000 9/30/10 Loans Q4 Bulk Loan Sale Q4 Moved to HFS Remaining Gross Loans $M 80 40 447 148 0 100 200 300 400 500 600 6% Loan Mark Gross Loss on Loan Sale Mark on Move to HFS Pro Forma NPLs 2.0% of Loans $M

Balance Sheet & Financial Metrics ($B) 9/30/2010 Hancock 9/30/2010 Whitney Combined Pro Forma (1) Cash 0.8 0.4 1.3 Net Loans 4.9 7.6 12.0 Total Assets 8.2 11.5 20.0 Deposits 6.7 8.9 15.6 TARP (1) - 0.3 - Common Equity 0.9 1.3 2.6 Tier I Common Ratio (%) 15.0% 8.9% ~12.0% Tangible Book Value Per Share ($) 21.42 9.28 ~19.50 Book Value Per Share ($) 23.48 13.89 ~31.00 Note: Assumptions include TARP repayment and an estimated capital raise of ~$200M 12

13 Detailed Financial Impact Notes: Based on 2012E I/B/E/S estimates applied to most recent quarter fully diluted share count; 2013E grown at LT growth rate Based on pre-tax, pre-provision net earnings for 2012E and 2013E; provision applied based on 1.5% LLR and 0.5% NCOs on new loans Based on 30% cost saves, 80% phased in during 2012; 100% phased in during 2013 CDI amortization, net of WTNYs existing CDI amortization, and funding of restructuring costs and TARP repayment (4.0% pre-tax) ($M, Except per Share Amounts) 2012E 2013E HBHC Stand Alone Net Income (1) 88 96 WTNY Stand Alone Net Income (2) 78 90 After-tax Cost Savings (3) 72 93 Other Adjustments (After-tax) (4) (20) (19) Pro Forma Net Income 218 260 Pro Forma Avg. Fully Diluted Shares 84 84 HBHC Stand Alone GAAP Operating EPS ($) 2.38 2.60 Pro Forma GAAP Operating EPS ($) 2.59 3.10 Impact to HBHC, per Share ($) 0.21 0.50 Accretion to GAAP EPS ~10% ~19% Projected Operating Earnings

Annualized Expense Reductions Value of Cost Saves (1) $55M Personnel $134M $22M Branches $87.2M After Tax $17M Regulatory 12x Multiple $11M Tech = $1.0B of Value $11M Occupancy $9M Legal $12.46 of Cost Saves $9M Other Per Pro Forma Share $134M Run-rate Cost Saves Value of Cost Savings 14 Note: Exclusive of Restructuring Charge

Pro Forma Loan Analysis (1) 3Q 2010 Loan Mix Hancock 1 - 4 Family 30% Consumer 10% Other 1% Total Loans: $5.0Bn; Yield: 5.56% 3Q 2010 Loan Mix Whitney Total Loans: $7.8Bn; Yield: 4.89% 3Q 2010 Loan Mix Pro Forma Total Loans: $12.7Bn Weighted Average Yield: 5.15% + Comm. RE 29% Consumer 3% 1 - 4 Family 16% Commercial 37% Construction 15% Consumer 6% 1 - 4 Family 21% Commercial 28% Comm. RE 29% Construction 15% Construction 15% Other 1% Other < 1% Comm. RE 28% Commercial 16% 15 Note: Data from regulatory filings Increased C&I Exposure +12% Neutral CRE Exposure and Reduced Mortgage Exposure -9%

Pro Forma Deposit Analysis (1) Hancock Interest-Bearing 46% Time 38% Noninterest-Bearing 16% Whitney Pro Forma Total Deposits: $15.6Bn Weighted Average Cost: 0.66% Non-Interest Bearing Deposits: 27.9% Total Deposits: $8.9Bn; Cost: 0.45% Non-Interest Bearing Deposits: 36.6% Total Deposits: $6.7Bn; Cost: 0.94% Non-Interest Bearing Deposits: 16.4% 3Q 2010 Deposit Mix 3Q 2010 Deposit Mix 3Q 2010 Deposit Mix + 16 Note: Data from GAAP filings Interest-Bearing 43% Time 20% Noninterest-Bearing 37% Interest-Bearing 44% Time 28% Noninterest-Bearing 28% Strong Non-Interest Bearing Deposit Base Reduced Jumbo Funding

Creates the Leading Gulf South Franchise Diversified Earnings Streams Employer of Choice Powerful Franchise Low Risk Execution Meets All Financial and Strategic Criteria Record of Disciplined Execution & Superior Operating Performance Conservative Management Culture & Commitment to Strong Capital In Market, Knowledgeable Partners IRR Well in Excess of Cost of Capital Meaningfully Accretive to EPS Enhances Strategic Position & Relevance Conclusion: A Compelling Transaction 17

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